UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________to__________
Commission file number 1-9518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements, with Report of Independent Registered Public Accounting Firm, for The Progressive 401(k) Plan, as of and for the years ended December 31, 2017 and 2016.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive 401(k) Plan
		By:	/s/ Jeffrey W. Basch
		Name:	Jeffrey W. Basch
Authorized Signatory

Date:	May 15, 2018

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As of and for the Years Ended December 31, 2017 and 2016

INDEX

	Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5	-	11

Supplemental Schedule:

Schedule H-Schedule of Assets Held for Investment Purposes at End of Year	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
The Progressive Corporation
Mayfield Village, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Progressive 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 1999.

Cleveland, Ohio
May 15, 2018

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	December 31
	2017	2016
Assets:

Pending trade settlement	$132	$86

Notes receivable from participants	82,354	74,152

Investments, at Fair Value:
The Progressive Corporation Common
Shares	1,384,764	892,923
Other investments	3,003,087	2,429,232

Investments, at Fair Value	4,387,851	3,322,155

Net Assets Available for Benefits	$4,470,337	$3,396,393

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	Year Ended December 31
	2017	2016
Additions to Net Assets Attributed to:
Contributions:
Employer	$95,800	$85,328
Participants	150,896	132,887
Rollovers	13,704	11,185
	260,400	229,400

Interest income on notes receivable from participants	3,560	3,117

Investment Income:
Net appreciation in fair value of investments	867,811	204,210
Dividends on The Progressive Corporation Common Shares	17,222	22,502
Interest and other dividends	70,330	66,340
Revenue Share - see footnote 2	1,190	1,523

Total Investment Income	956,553	294,575

Deductions from Net Assets Attributed to:
Benefits paid to participants	169,999	147,775
Employee stock ownership plan dividend distribution	5,525	7,171
Other expenses	582	522

Total Deductions	176,106	155,468

Transfer of Assets from ARX Plans	29,537	—

Net Increase	1,073,944	371,624

Net Assets Available for Benefits:
Beginning of Year	3,396,393	3,024,769

End of Year	$4,470,337	$3,396,393

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2017 and 2016

1 Description of the Plan

General:

The Progressive 401(k) Plan (the "Plan") is designed to encourage employee savings and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of The Progressive Corporation ("the Company") and certain of its subsidiaries that have adopted the Plan, who have met certain requirements, are eligible to participate in the Plan beginning 31 calendar days after the date of employment ("Covered Employee").

The Plan is currently maintained pursuant to a January 1, 2015 Amendment and Restatement and two amendments thereto.

Contributions:

Participants may contribute to the Plan, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants' eligible compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

Vesting:

The portion of the participant's account in the Plan attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant is 100% vested in the Company's matching contributions made on or after January 1, 2009. Prior to January 1, 2009, each participant's interest in the Company's contributions vested based on years of service.

Forfeitures:

Forfeitures of non-vested Company match contributions are held pending reinstatements to former employees hired before January 1, 2008 who are subsequently rehired. The ending Company contribution forfeiture balances for 2017 and 2016 were $40,001 and $25,192, respectively.

Investment Options for Company Match:

Company matching contributions are invested according to participants' elections.

Notes Receivable from Participants:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods range from one to four years. Loans are secured by participant account balances and bear interest at the same rate throughout the life of the loan.

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 are deducted from the participant’s account for each new loan.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2017 and 2016

1 Description of the Plan, Continued

Notes Receivable from Participants, Continued:

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan through automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

Loans are valued at unpaid principal plus accrued but unpaid interest. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan.

2 Summary of Significant Accounting Policies

Recent Accounting Pronouncements:

In February 2017, the FASB issued Accounting Standards Update No. 2017-06, Plan Accounting (Topics 960, 962, and 965): Employee Benefit Plan Master Trust Reporting (ASU 2017-06). ASU 2017-06 requires the Plan's interest in the master trust and any change in that interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendment also requires all plans to disclose their master trust's other asset and liability balances and the dollar amount of the plan's interest in each of those balances. In addition, the amendment eliminates the requirement to disclose the percentage interest in the master trust for plans with dividend interest and requires that all plans disclose the dollar amount of their interest in each general type of investment. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Plan management has determined this pronouncement has no impact on the Plan's financial statements or disclosures.

Use of Estimates and Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2017 and 2016

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition:

Various changes were made to the investment options available in the Plan in 2017. The changes are summarized below:

Fund Name	Ticker Symbol	Effective Date	Change
Oakmark Equity And Income Fund Investor Class	OAKBX	June 1	Removed from the investment fund lineup.
American Beacon Small Cap Value Fund
Class Institutional	AVFIX	June 1	Removed from the investment fund lineup.
Wasatch Small Cap Growth Fund
Class Institutional	WAAEX	June 1	Removed from the investment fund lineup.
Fidelity Money Market Trust Retirement
Government Money Market II Portfolio	FRTXX	June 1	Removed from the investment fund lineup.
Vanguard Balanced Index Fund Institutional Shares	VBAIX	June 1	Added to the investment fund lineup.
Vanguard Federal Money Market Fund Investor Shares	VMFXX	June 1	Added to the investment fund lineup.
Vanguard Institutional Target Retirement 2010 Fund	VIRTX	July 21	Merged with Vanguard Institutional Target Retirement Income Fund.
Fidelity Diversified International K6 Fund	FKIDX	November 3	Added to the investment fund lineup.
Fidelity Low-Priced Stock K6 Fund	FLKSX	November 3	Added to the investment fund lineup.
Vanguard Small-Cap Index Fund
Institutional Plus Shares	VSCPX	November 3	Added to the investment fund lineup.
Vanguard Total Bond Market Index Fund
Institutional Plus Shares	VBMPX	November 3	Added to the investment fund lineup.
Vanguard Institutional Target Retirement 2065 Fund
Institutional Shares	VSXFX	November 3	Added to the investment fund lineup.
Fidelity Diversified International Fund - Class K	FDIKX	November 3	Removed from the investment fund lineup.
Fidelity Low-Priced Stock Fund - Class K	FLPKX	November 3	Removed from the investment fund lineup.
Vanguard Small-Cap Index Fund
Institutional Shares	VSCIX	November 3	Removed from the investment fund lineup.
Vanguard Total Bond Market Index Fund
Institutional Shares	VBTIX	November 3	Removed from the investment fund lineup.

Investments are stated at fair value.

    Common/Collective Trust:
The Fidelity Managed Income Portfolio II, a common/collective trust, investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a "wrapper" contract issued by a third-party. Fidelity Management Trust Company ("FMTC") seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations.

Investments in wrap contracts are valued at fair value. These investment contracts provide for withdrawals at fair value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., the Plan’s disqualification under the Internal Revenue Code, substantive portfolio modification not consented to by the wrap issuer, establishment of another employer plan that competes with the Plan for employee contributions, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2017 and 2016

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

    Company Stock/Mutual Funds/Brokerage:
The investment in The Progressive Corporation Stock Fund and mutual funds are valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

    Money Market Fund:
The fair value of the investment in the money market fund is determined using amortized cost, in accordance with rules under the Investment Company Act of 1940. The underlying investments of the money market fund are primarily U.S. Treasury Bills and other obligations of the U.S. Government, including mortgage obligations. Since there is an active market for these investments, the money market fund is classified in Level 1 of the fair value hierarchy.

Investments held in the Self-Directed Brokerage Account consist of common stocks, mutual funds, certificates of deposit, unitized investment funds, corporate and government bonds, preferred stocks, and various rights, warrants and options that are valued on the basis of readily determinable market prices.

The statement of changes in net assets available for benefits presents the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market, credit and liquidity risks. Market values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

The Progressive Corporation Stock Fund is an Employee Stock Ownership Program (ESOP). Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of and for the years ended December 31, 2017 or 2016.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains and losses on the distribution of Company common shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis. There have been no changes in the methodologies used at December 31, 2017 and 2016.

For dividends on The Progressive Corporation common shares, the financial statements reflect the annual dividend of $.6808 with an ex-dividend date of February 1, 2017 and the annual dividend of $.8882 with an ex-dividend date of February 1, 2016. With the ESOP, plan participants have the option to have dividends on vested shares of The Progressive Corporation Stock Fund reinvested or receive those dividends as a cash distribution from the Plan. Dividends are automatically reinvested unless the participant makes an election for a cash distribution.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2017 and 2016

2 Summary of Significant Accounting Policies, Continued

Fair Value:

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments that the Plan can access at the measurement date (e.g., U.S. Government obligations and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain common/collective trusts and unitized investment funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the Plan's subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

Description	12/31/2017	Level 1	Level 2	Level 3
Mutual Funds	$2,626,171,808	$2,626,171,808	$—	$—
Progressive Stock	1,384,763,770	1,384,763,770	—	—
Money Market	41,510,855	41,510,855	—	—
Common/collective Trust	205,426,463	—	205,426,463	—
Brokerage	129,977,964	112,225,440	17,752,524	—
Total	$4,387,850,860	$4,164,671,873	$223,178,987	$—

Description	12/31/2016	Level 1	Level 2	Level 3
Mutual Funds	$2,083,481,856	$2,083,481,856	$—	$—
Progressive Stock	892,923,320	892,923,320	—	—
Money Market	40,161,263	40,161,263	—	—
Common/collective Trust	203,246,604	—	203,246,604	—
Brokerage	102,342,142	101,254,248	1,087,894	—
Total	$3,322,155,185	$3,117,820,687	$204,334,498	$—

For the years ended December 31, 2017 and 2016, there were no significant transfers between Levels 1 and 2.

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2017 and 2016

2 Summary of Significant Accounting Policies, Continued

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit, foreign currency exchange rate, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Revenue Share:

Revenue sharing amounts for investments that generate such amounts for Fidelity are returned to the Plan and credited on a quarterly basis to the participants who are invested in those funds.

3 Participant Accounts

Each participant's account is credited with the participant's contributions and Company match and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants can invest in any of the options offered under the Plan.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis.

4 Party-in-Interest Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of the Company’s common shares.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and, along with FMR Co., is a subsidiary of FMR Corp. These transactions, therefore, qualify as party-in-interest transactions.

5 Transfer of Assets from ARX Plans

In 2015, Progressive acquired controlling interest in ARX Holding Corp., the parent company of American Strategic Insurance Corp. (ASI). During the third quarter 2017, assets of two defined contribution retirement plans benefitting employees of ARX and its subsidiaries were merged into The Progressive 401(k) Plan. These employees also became participants of The Progressive 401(k) Plan. The two plans affected were the ASI Employee Savings and Retirement Plan and the E-INS, LLC 401K Profit Sharing Plan.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2017 and 2016

6 Income Tax Status

The Plan obtained its latest determination letter on September 3, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended, however, the Plan Administrator believes that the Plan is still currently designed and being operated in compliance with those requirements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

7 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent not already vested.

8 Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Part IV Line 4i
The Progressive 401(k) Plan
Plan No. 003
EIN 34-0963169
December 31, 2017

	(b) Identity of Issue,	(c) Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Value

*	Fidelity	15,974,175.70 shares of Fidelity Diversified International Fund - Class K6	$173,160,065
*	Fidelity	14,807,108.46 shares of Fidelity Low-Priced Stock Fund - Class K6	166,135,757
*	Fidelity	4,556,563.01 shares of Fidelity Mid-Cap Stock Fund - Class K	174,197,404
*1	Fidelity	7,716.53 shares of Fidelity Cash Reserves	7,717
*	Fidelity	205,426,462.66 shares of Fidelity Managed Income Portfolio II Class 3	205,426,463
	Brokerage Account	Various Common Stocks	52,384,791
	Brokerage Account	Various Mutual Funds	58,202,663
	Brokerage Account	Various Preferred Stocks	191,403
	Brokerage Account	Various Unitized Investment Funds	17,752,524
	Brokerage Account	Various Rights/Warrants/Options	66,174
	Brokerage Account	Various Certificates of Deposit	687,153
	Brokerage Account	Various Corporate Bonds	379,623
	Brokerage Account	Various Government Bonds	313,633
	Pacific Investment Management Company	5,875,726.86 shares of PIMCO Total Return Fund Institutional Class	60,343,715
	The Vanguard Group	2,379,009.53 shares of Vanguard Value Index Fund Institutional Shares	98,514,785
	The Vanguard Group	430,837.99 shares of Vanguard Total International Stock Index Fund Institutional Shares	52,575,160
	The Vanguard Group	1,441,451.98 shares of Vanguard Mid-Cap Index Fund Institutional Shares	61,002,248
	The Vanguard Group	1,711,157.66 shares of Vanguard Growth Index Fund Institutional Shares	123,802,257
	The Vanguard Group	41,510,855.17 shares of Vanguard Federal Money Market Fund	41,510,855
	The Vanguard Group	836,179.18 shares of Vanguard Small Cap Index Fund Institutional Plus Shares	170,831,406
	The Vanguard Group	9,202,323.12 shares of Vanguard Total Bond Market Fund Institutional Plus Shares	98,924,973
	The Vanguard Group	1,739,010.06 shares of Vanguard Institutional Index Fund Institutional Plus Shares	423,414,169
	The Vanguard Group	1,859.15 shares of Vanguard Total Bond Market Index Fund Institutional Shares	19,986
	The Vanguard Group	4,031,517.62 shares of Vanguard Balanced Index Fund Institutional Shares	139,974,292
	The Vanguard Group	1,232,544.18 shares of Vanguard Target Retirement Income Fund Institutional Shares	26,499,700
	The Vanguard Group	782,197.01 shares of Vanguard Target Retirement 2015 Fund Institutional Shares	17,200,512
	The Vanguard Group	3,902,374.87 shares of Vanguard Target Retirement 2020 Fund Institutional Shares	87,920,506
	The Vanguard Group	4,264,775.20 shares of Vanguard Target Retirement 2025 Fund Institutional Shares	97,492,761
	The Vanguard Group	7,188,623.97 shares of Vanguard Target Retirement 2030 Fund Institutional Shares	166,200,986
	The Vanguard Group	5,212,109.37 shares of Vanguard Target Retirement 2035 Fund Institutional Shares	121,806,996
	The Vanguard Group	6,032,743.34 shares of Vanguard Target Retirement 2040 Fund Institutional Shares	142,493,398
	The Vanguard Group	4,927,740.15 shares of Vanguard Target Retirement 2045 Fund Institutional Shares	117,280,216
	The Vanguard Group	2,904,096.99 shares of Vanguard Target Retirement 2050 Fund Institutional Shares	69,175,590
	The Vanguard Group	1,142,082.41 shares of Vanguard Target Retirement 2055 Fund Institutional Shares	27,250,086
	The Vanguard Group	410,848.37 shares of Vanguard Target Retirement 2060 Fund Institutional Shares	9,802,842
	The Vanguard Group	6,642.78 shares of Vanguard Target Retirement 2065 Fund Institutional Shares	144,281
			3,003,087,090
*	The Progressive Corporation	24,587,424.89 shares of The Progressive Corporation Common Shares	1,384,763,770
*	Participant Loans	4.25% and 5.25% at various maturities; participant account balances as collateral	82,354,442
			$4,470,205,302
*	Party-in-interest
1	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated May 15, 2018, to incorporate by reference their report dated May 15, 2018.